

Mail Stop 4631

May 24, 2016

Via e-mail
Leong Ming Chia
President, Chief Executive Officer and Director
DSwiss, Inc.
B-12-11, Prima Avenue
The Tube, Jalan PJU 1/39
Dataran Prima
47301 Petaling Jaya
Selangor, Malaysia

> **Re: DSwiss, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 9, 2016**
> **File No. 333-208083**

Dear Mr. Leong:

We have reviewed your registration statement and have the following comments.

Financing Activities, page 14

1. Where you discuss your convertible notes, here and elsewhere, please indicate the dates at which your notes mature and in what amounts, and what amount of principal is convertible at $0.10 per share and what amount is convertible at $0.20 per share. Please also disclose, where appropriate, that this offering will trigger automatic conversion of your notes if you sell more than $800,000 of equity.

Selling Shareholders, page 19

2. We note your response to comment 4 of our letter dated April 21, 2016. Please indicate the names of all of Weld Asia's employees since August 23, 2011, and indicate the periods during which they were employed.

Financial Statements

General

3. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable.

Recent Sales of Unregistered Securities, page 28

4. Please indicate the date that you sold the convertible notes that you discuss here, and please describe the sale of $180,000 of convertible notes that you discuss on page F15. Please refer to Item 701 of Regulation S-K.

Exhibit 3.1

5. Exhibit 3.1 was electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

Exhibit 23.1

6. The consent from your auditor is dated April 8, 2016. Please make arrangements with your auditors to provide a currently dated consent with any subsequent amendments.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Benjamin Bunker (*via e-mail*)
      Bunker Law Group PLLC